     As filed with the Securities and Exchange Commission on


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                      TO
                                   FORM 11-K

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


                                       OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 1-4034


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Total Renal Care, Inc.
          Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Total Renal Care, Inc.
          21250 Hawthorne Boulevard, Suite 800
          Torrance, California  90503-5517


                             REQUIRED INFORMATION

          1. Financial statements filed as a part of this annual report: Report of PricewaterhouseCoopers LLP, independent accountants, Audited Statements of Net Assets Available for Benefits, With Fund Information as of December 31, 1999 and 1998, Audited Statements of Changes in Net Assets Available for Benefits, With Fund Information for the Years Ended December 31, 1999 and 1998, and Notes to Financial Statements for the Years Ended December 31, 1999 and 1998, and Notes to Financial Statements for the Years Ended December 31, 1999 and 1998.

          2. Exhibit filed as a part of this annual report: Exhibit 23- Consent of PricewaterhouseCoopers LLP, independent accountants.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TOTAL RENAL CARE, INC.
                                    RETIREMENT SAVINGS PLAN


Date: June 30, 2000                 By:  /s/ Marie Ficarella
                                         ------------------------
                                         Marie Ficarella, Director
                                         of Human Resources and Designated
                                         Representative of the Plan
                                         Administrator

Total Renal Care, Inc.
Retirement Savings Plan
Index
--------------------------------------------------------------------------------

                                                                                                                                Page
Financial Statements:

   Report of Independent Accountants                                                                                             1

   Statement of Net Assets Available for Benefits                                                                                2

   Statement of Changes in Net Assets Available for Benefits                                                                     3

   Notes to Financial Statements                                                                                              4-12

Supplemental Schedule:

   Schedule I - Schedule of Assets Held for Investment Purposes at End of Year                                               13-14

   Schedule II - Schedule of Nonexempt Transactions                                                                             15

                       Report of Independent Accountants

    To the Participants and Administrator
    of the Total Renal Care, Inc. Retirement Savings Plan

    In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Total Renal Care, Inc. Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

    As discussed in Note 7, nonexempt transactions occurred during 1999. Management's evaluation of these matters and its plans for corrective actions are also described in Note 7.

    As discussed in Note 10, during 1999 and 1998, the assets of two plans were merged into the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

    June 15, 2000

     Total Renal Care, Inc.

     Retirement Savings Plan

     Financial Statements and
     Supplemental Schedule
     December 31, 1999 and 1998

Total Renal Care, Inc.
Retirement Savings Plan
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                      December 31,
                                              1999                 1998
Assets

Investments, at fair value                $  55,928,125       $  41,032,885

Receivables:

     Participant notes                        2,289,995           1,737,316
                                          -------------       -------------
Net assets available for benefits         $  58,218,120       $  42,770,201
                                          -------------       -------------

  The accompanying notes are an integral part of these financial statements.

Total Renal Care, Inc.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                          Years Ended
                                                                                          December 31,
                                                                                   1999                  1998
Additions to net assets attributed to:
     Investment income:
         Interest                                                             $     907,218          $     575,876
         Net appreciation in fair value of investments                            4,333,085              2,779,310
                                                                              -------------          -------------
                                                                                  5,240,303              3,355,186
                                                                              -------------          -------------
     Contributions:
         Employer                                                                    57,894                 23,519
         Employee                                                                13,944,516              8,210,124
                                                                              -------------          -------------
                                                                                 14,002,410              8,233,643
     Transfer from affiliated plan                                                   67,282                      -
                                                                              -------------          -------------
Total additions                                                                  19,309,995             11,588,829

Deductions from net assets attributed to:
     Benefit payments                                                             4,189,585              1,451,040
     Transaction charge                                                              75,932                 30,093
     Participant notes receivable terminated
         due to withdrawal of participant                                           128,275                 58,252
                                                                              -------------          -------------
Total deductions                                                                  4,393,792              1,539,385
Change in forfeiture reserve, net                                                    14,031                  2,815
                                                                              -------------          -------------
Net increase prior to plan merger                                                14,930,234             10,052,259
Transfer of assets due to plan merger                                               517,685             16,501,860
                                                                              -------------          -------------
Net increase                                                                     15,447,919             26,554,119
Net assets available for benefits at beginning of year                           42,770,201             16,216,082
                                                                              -------------          -------------
Net assets available for benefits at end of year                              $  58,218,120          $  42,770,201
                                                                              -------------          -------------

   The accompanying notes are an integral part of these financial statements.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of Plan

       The following description of the Total Renal Care, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective October 1, 1994 and most recently amended effective December 1, 1998. Effective July 1, 1998, current employees of Total Renal Care Holdings, Inc. (the "Company") became eligible to participate immediately. Employees hired after July 1, 1998 become eligible to participate upon completing six months of service with 500 hours of service and attaining the age of 21. Prior to July 1, 1998, employees became eligible to participate upon completing one year of service with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions

       Effective July 1, 1998, participants may contribute an amount equal to not less than 1 percent nor more than 20 percent of their compensation for the contribution period. Prior to July 1, 1998, participants could contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 12 pooled separate accounts and a Company common stock as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

       The Company will make a matching contribution, where governed by Hawaii union contracts, in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 5 percent of the participant's compensation. The Company may also make discretionary non-elective contributions and profit sharing contributions. There were no discretionary non-elective contributions or profit sharing contributions made in 1999 or 1998. Matching Company contributions are recorded annually. Discretionary non-elective contributions and profit sharing contributions, if any, are recorded annually.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. For participants hired after July 1, 1998, the balance of vesting in the participants' accounts is based on years of service. A participant becomes 25 percent vested after two years of service, 50 percent vested after three years of service, 75 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested. Prior to July 1, 1998, all participants became 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. Employees hired before July 1, 1998 became fully vested in their account balance.

       Payment of Benefits

       Effective July 1, 1998, on termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account installment payments, or a distribution in the form of an annuity. Participants with an account balance of less than $5,000 must elect a lump sum payment option. Prior to July 1, 1998 participants could elect to receive either a lump sum amount equal to the value of his or her account, a distribution in the form of an annuity or a combination of both. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

       Participant Notes Receivable

       Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 10.00% for the years ended December 31, 1999 and 1998).

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

       Amounts shown by investment fund option on the statement of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 have been reclassified to be shown in total to conform to the current year presentation in order to adopt AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

       Investment Valuation

       Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Investments in the general account are non-fully benefit responsive and are recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company common stock is valued at its quoted market price.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                                   December 31,
                                                                            1999                 1998
       CIGNA Charter Guaranteed Long-Term Account                       $ 13,909,934          $ 11,974,617
          interest rates, 5.75%; 5.95%
       CIGNA Charter Large Company Stock - Growth Fund                     7,126,493             4,736,775
          units, 404,455; 346,255
       CIGNA Charter Large Company Stock - Growth II Fund                 10,472,976             6,305,605
          units, 712,447; 594,308
       CIGNA Charter Small Company Stock - Growth Fund                     2,978,236                   N/A
          units, 191,280; N/A
       CIGNA Charter Foreign Stock II Fund                                 3,943,064             2,561,882
          units, 293,165; 246,809
       CIGNA Lifetime40 Fund                                               7,466,777             5,720,653
          units, 584,712; 530,181
       Total Renal Care Holdings, Inc. Common Stock                              N/A             4,343,015
          shares, N/A; 146,922

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Investment Performance

       During 1999 and 1998, the Plan's investments (including interest and gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,240,303 and $3,355,186, respectively, as follows:

                                                                                          Years Ended
                                                                                          December 31,
                                                                                    1999                1998
       General Account:

            CIGNA Charter Guaranteed Long-Term Account                             $  707,114         $  484,535

       Pooled Separate Accounts:

            CIGNA Charter Large Company Stock Fund                                    297,858             81,077
            CIGNA Charter Large Company Stock - Growth Fund                         1,538,883            412,505
            CIGNA Charter Large Company Stock - Growth II Fund                      2,738,641            230,311

            CIGNA Charter Large Company Stock - Value I Fund                           44,741              3,626

            CIGNA Charter Small Company Stock - Growth Fund                         1,053,779            (17,004)

            CIGNA Charter Small Company Stock - Value I Fund                           52,658              4,971
            CIGNA Charter Foreign Stock II Fund                                       871,583            (49,194)
            CIGNA Fidelity Advisor Balanced Fund                                            -            414,640
            CIGNA American Century - Twentieth Century
               Ultra Fund                                                                   -          1,121,842
            CIGNA Warburg Pincus Advisor International
               Equity Fund                                                                  -            232,559

            CIGNA Lifetime20 Fund                                                     219,846             11,413

            CIGNA Lifetime30 Fund                                                     225,867             18,066

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
-----------------------------------------------------------------------------------------------------------------
            CIGNA Lifetime40 Fund                                      1,129,447            127,315

            CIGNA Lifetime50 Fund                                        100,813             15,420

            CIGNA Lifetime60 Fund                                          7,771              3,277
                                                                     ------------       ------------
                                                                       8,281,887          2,610,824
       Company Stock:
            Total Renal Care Holdings, Inc. Common Stock              (3,948,802)           168,486
                                                                     ------------       ------------


       Participant Notes Receivable                                      200,104             91,341
                                                                     ------------       ------------

            Net appreciation                                         $ 5,240,303        $ 3,355,186
                                                                     ------------       ------------

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.     Investment Contract with Insurance Company

       The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account the Plan is credited with interest at the rate specified in the contract which was 5.75% and ranged from 6.05% to 5.95% for the years ended December 31, 1999 and 1998, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.     Related-Party Transactions

       Plan assets include investments in funds managed by CG Life, a wholly owned division of CIGNA. CIGNA is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Total Renal Care Holdings, Inc., the Plan Sponsor, which also qualifies as a party-in-interest.

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Management has determined that nonexempt transactions occurred during 1999. These violations involved the submission of employee contributions to the Plan later than the 15/th/ business day of the month following the month of being withheld from compensation. Management is pursuing the necessary corrective actions to ensure the continued tax-qualified status of the Plan.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

8.     Reconciliation of Plan Financial Statements to the Form 5500

       Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.     Transfer from Affiliated Plan

       During 1999, loan principal was transferred to the Plan from the Western Nephrology and Metabolic Bone Disease, P.C. Employee Profit Sharing Plan.

10.    Plan Mergers

       Effective September 1, 1998, assets of the Renal Treatment Center 401(k) Plan were merged into the Plan and participants became eligible to participate in the Plan subject to the provision of the Plan agreement.

       Effective March 17, 1999, assets of the Western Nephrology and Metabolic Bone Disease, P.C. Employee Profit Sharing Plan were merged into the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

11.    Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $259,820 and $87,069 at December 31, 1999 and 1998, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1999, Company cash contributions were offset by $985 from forfeited nonvested accounts.

12.    Subsequent Event

       Subsequent to the Plan year-end the Company changed its name to DaVita.

Total Renal Care, Inc.                                                                                Supplemental Schedule
Retirement Savings Plan                                                                                          Schedule I
Schedule H (Part IV)  Form 5500 - Schedule of Assets Held for Investment Purposes
    at End of Year
December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                                                                  (c)
                        (b)                       Description of investment including
             Identity of Issue, borrower,          maturity date, rate of interest,              (d)                  (e)
    (a)        lessor, or similar party            collateral, par or maturity value            Cost             Current value

     *     Connecticut General Life          CIGNA Charter Guaranteed                           N/A**            $ 13,909,934
           Insurance Company                 Long-Term Account

     *     Connecticut General Life          CIGNA Charter Large Company                        N/A**               2,653,115
           Insurance Company                 Stock Fund

     *     Connecticut General Life          CIGNA Charter Large Company                        N/A**               7,126,493
           Insurance Company                 Stock - Growth Fund

     *     Connecticut General Life          CIGNA Charter Large Company                        N/A**              10,472,976
           Insurance Company                 Stock - Growth II Fund

     *     Connecticut General Life          CIGNA Charter Large Company                        N/A**                 567,444
           Insurance Company                 Stock - Value I Fund

     *     Connecticut General Life          CIGNA Charter Small Company                        N/A**               2,978,236
           Insurance Company                 Stock - Growth Fund

     *     Connecticut General Life          CIGNA Charter Small Company                        N/A**                 468,768
           Insurance Company                 Stock - Value I Fund

     *     Connecticut General Life          CIGNA Charter Foreign Stock II Fund                N/A**               3,943,064
           Insurance Company

*  Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

Total Renal Care, Inc.                                                                                Supplemental Schedule
Retirement Savings Plan                                                                                          Schedule I
Schedule H (Part IV)  Form 5500 - Schedule of Assets Held for Investment Purposes
    at End of Year
December 31, 1999                                                                                               (continued)
--------------------------------------------------------------------------------------------------------------------------
                                                                  (c)
                        (b)                       Description of investment including
             Identity of Issue, borrower,          maturity date, rate of interest,              (d)                (e)
    (a)        lessor, or similar party            collateral, par or maturity value            Cost            Current value

     *     Connecticut General Life          CIGNA Lifetime20 Fund                              N/A**           $   1,228,897
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime30 Fund                              N/A**               1,439,337
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime40 Fund                              N/A**               7,466,777
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime50 Fund                              N/A**                 935,962
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime60 Fund                              N/A**                 143,964
           Insurance Company

     *     National Financial                Total Renal Care Holdings, Inc.                    N/A**               2,576,561
           Services Corporation              Common Stock

     *     Plan Participants                 Participant Notes Receivable                       N/A**               2,289,995

     *     Connecticut General Life          Cash Equivalents (CIGNA Charter                    N/A**                  16,597
           Insurance Company                 Guaranteed Short-Term Account)

*  Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

Total Renal Care, Inc.                                     Supplemental Schedule
Retirement Savings Plan                                              Schedule II
Schedule G (Part III) Form 5500 - Schedule of Nonexempt Transactions
Year Ended December 31, 1999
--------------------------------------------------------------------------------

                                                                                               (g)
                                               (c)                                           Expenses                       (j)
                        (b)               Description of                                     incurred                     Net gain
                    Relationship       transactions including                                  in                 (i)     or (loss)
     (a)         to plan, employer,    maturity date, rate of       (d)       (e)     (f)   connection    (h)   Current      on
 Identity of     or other party-in-   interest, collateral, par   Purchase  Selling  Lease     with     Cost of value of    each
party involved        interest           or maturity value         price     price   rental transaction  asset   asset   transaction
  Company          Employer              Failure to remit         $ 428,475    N/A    N/A       N/A   $ 428,475  $ 428,475   -*
                                         employee
                                         contributions to
                                         the trust
                                         on a timely basis


  Company          Employer              Failure to remit           444,492    N/A    N/A       N/A     444,492    444,492   -*
                                         employee
                                         contributions to
                                         the trust
                                         on a timely basis

* Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that this transaction should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan's financial statements.